Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation
HashiCorp (Australia) Pty Ltd	Australia
HashiCorp (Bulgaria) EOOD	Bulgaria
HashiCorp Sales & Marketing (Canada) ULC	Canada
HashiCorp Costa Rica S.A.	Costa Rica
HashiCorp France Sarl	France
HashiCorp Germany GmbH	Germany
HashiCorp (India) Private Limited	India
HashiCorp (Italy) S.R.L	Italy
HashiCorp (Japan) K.K	Japan
HashiCorp Netherlands B.V.	Netherlands
HashiCorp (Singapore) Pte. Ltd.	Singapore
HashiCorp France Sarl - NRE	Spain
HashiCorp ICO Services (Spain), S.L.	Spain
HashiCorp (South Korea) Inc.	South Korea
HashiCorp Sweden AB	Sweden
HashiCorp UK Limited - Rep office	United Arab Emirates
HashiCorp UK Limited	UK
BluBracket Inc.	United States
HashiCorp Federal, Inc.	Delaware